May 13, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Schuman, Branch Chief — Legal

RE:

Park City Group, Inc.

Pre-Effective Amendment No. 1 to

Registration Statement on Form S-3

Filed April 15, 2013

File No. 333-187902

Dear Mr. Schuman:

The following is in response to the request of Jan Woo, Attorney-Advisor, made verbally to Daniel W. Rumsey, counsel to Park City Group, Inc. (the “Company”) on Friday, May 10, 2013, to remove certain undertakings, as required by Item 512 of Regulation S-K, set forth in the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”), filed by the Company on May 3, 2013.

Contemporaneously with the filing of this letter, the Company is filing Pre-Effective Amendment No. 2 to the Registration Statement to: (i) respond to Ms. Woo’s comment, (ii) update certain risk factors with information filed in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, and (iii) update certain information in the Selling Stockholder’s table (the “Amendment”). The Company is also requesting acceleration of the effective date of the Registration Statement.

In response to Ms. Woo’s comment, the undertakings related to the initial distribution of securities in subsection (5), and the undertakings related to warrant and rights offerings in subsection (c) have been removed in the Amendment.

We hereby acknowledge that the Company is responsible for the adequacy of the disclosure in the Amendment; Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to the Amendment; and the Company may not assert comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

If you have any questions or would like to discuss the responses, please contact the undersigned at (435) 645-2000.

Very truly yours,

/s/  Edward L. Clissold

Edward L. Clissold

Chief Financial Officer,

Secretary and General Counsel

Park City Group, Inc.

cc:

Daniel W. Rumsey

Managing Partner

Disclosure Law Group, LLP